EXHIBIT 30


                      [LETTERHEAD OF OXFORD GLYCOSCIENCES]

PRIVATE AND CONFIDENTIAL

Don Drakeman
49, Rolling Hill Road
Skillman
NJ 08558

13th July 2000

Appointment to the Board of Directors of Oxford GlycoSciences Plc (the "Company)

On behalf of the Company, I am very pleased to offer you an appointment as a Non-Executive Director of the Company and outline the terms of your appointment with this letter.

Appointment

1. Your appointment, subject to re-election when appropriate by the Company in general meeting, is for a fixed term of three years from 13th July 2000. Unless your appointment is renewed on or prior to that date, you undertake to resign as a Director of the Company forthwith after such date. In addition, your appointment is subject to the Company's Articles of Association.

2. We would welcome you to join us at the pre Board Dinner on 12th July 2000. We would also welcome you to schedule an orientation, for an appropriate amount of time, at the Company at your convenience to be scheduled directly with Michael Kranda.

3. Notwithstanding the other provisions of this letter, the Company shall be entitlted to terminate your appointment in accordance with the provisions of the Articles of Association of the Company and, upon such termination or upon your resignation for any reason, you shall not be entitled to any damages for loss of office and no fee will be payable to you in respect of any unexpired portion of the term of your appointment.

Duties

4. During your appointment, you will be expected to attend regular and emergency Board meetings. The Company holds five Board meetings a year, preceded by a Board dinner, plus Committee meetings. You will also be expected to attend the annual general meeting of the Company, any extraordinary general meeting of the Company and meetings of any committee of the Board, including the Audit, Compensation and Nomination committees, on which you serve. The dates and details of all such meetings shall be notified to you in advance (Attached is the 2000 Board Schedule).
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Fees

      You will be entitled to a fee for your services as a Director of (pound)15,000 per annum plus (pound)1,000 per Full Board Meeting attended and (pound)500 for each committee meeting attended, payable in arrears by equal quarterly instalments. This fee will be paid to you, or to such other person or body as you may direct on giving reasonable notice to the Board or Chairman.

Expenses

3. In addition to the fees described in paragraph 4 above, the Company shall reimburse you for Business Class air fares from your point of departure plus accommodation. The company shall reimburse all reasonable out of pocket expenses necessarily incurred in carrying out your duties.

6. In order to enable you to carry out the duties of your office, you will after consultation with the Board and the Chairman (and, if appropriate, jointly with any other Non-executive Directors whose interests are the same as yours), be entitled to seek external independent legal advice at the Company's expense.

Insurance

7. The Company will obtain appropriate director's and officer's liability insurance for your benefit during your appointment.

Other directorships and business interests

8. During your appointment as a Director you will inform the Chairman of any other (or further) directorships of companies which you hold or accept, to enable the Company Secretary to comply with the disclosure obligations under the Companies Act 1985.

Code of conduct

9. During the period of your appointment you will comply with the Stock Exchange Model Code for Securities Transactions by Directors of Listed Companies, the Company's code of conduct and such other requirements as the Board may from time to time specify.
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Confidentiality

10. You must apply the highest standards of confidentiality, and save insofar as such information is already in the public domain, you must keep secret and must not use for your own or another's advantage, nor disclose to any person, firm, company or organisation (whether during the course of the appointment or at any time after its termination), any information which you know or ought reasonably to have known to be confidential concerning the business or affairs of the Company and any Group companies or any of its or their customers. The restrictions in this clause shall not apply:

(a) to any disclosure or use authorised by the Board or required by law or by virtue of your appointment;

(b) so as to prevent you from using your own personal skill in any business in which you may be lawfully engaged after your appointment has ended.

In this letter Group shall mean any of (i) the Company and (ii) any subsidiary of the Company from time to time. Subsidiary shall have the meaning ascribed to it by Section 736 Companies Act 1985, as amended.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely


/s/ G. Kirk Raab
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G. Kirk Raab                            Chairman.
For and on behalf of Oxford GlycoSciences Plc

Encl.
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I have read and agree to the above terms regarding my appointment as a
Non-executive director of Oxford GlycoSciences Plc.


/s/ Don Drakeman
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Don Drakeman                                        Date